EXHIBIT 5

To announce the Company’s October 2012 revenues

Date of events: 2012/11/12

Contents:

1.Date of occurrence of the event:2012/11/12

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 0.6% year-over-year decrease in unaudited unconsolidated total revenue to NT$15.69 billion in October 2012. Operating costs and expenses increased by 1.6% to NT$11.56 billion. Net income decreased by 13.2% to NT$3.56 billion, and EPS was NT$0.46. Mobile communications business revenue increased 2.6% year-over-year, mainly due to the growth of mobile value-added service revenue of 37.2% derived from the mobile internet subscriber increase, which offset the 7.8% decrease in mobile voice revenue attributed to the market competition and the NCC’s mandated tariff reduction. Broadband access revenue decreased by 4.8% due to the ADSL tariff reduction starting this year. HiNet ISP service revenue decreased by 2.2% also because of tariff reductions along with the aforementioned ADSL tariff cuts. MOD revenue increased 39.6% year over year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, local service revenue decreased by 6.1% because of mobile substitution. Domestic long distance service revenue decreased 36.5% mainly due to the tariff reduction starting this year. Operating costs and expenses increased 1.6% year-over-year. The increase was mainly due to the higher marketing expenses along with the mobile internet service promotion.

6.Countermeasures: None

7.Any other matters that need to be specified: None